Exhibit (a)(4)

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June 10, 1998

TO:               UNIT HOLDERS OF RANCON PACIFIC REALTY, L.P.

SUBJECT:          OFFER TO PURCHASE EXCHANGE UNITS AND PREFERRED UNITS

Dear Unit Holder:

     As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer"), Accelerated High Yield Institutional Fund, L.P.; Accelerated High Yield Income Fund I, L.P.; Accelerated High Yield Income Fund II, L.P.; MacKenzie Patterson Special Fund, L.P.; MacKenzie Patterson Special Fund 3, LLC; MacKenzie Specified Income Fund, L.P.; Previously Owned Partnerships Income Fund, L.P.; Cal-Kan, Inc.; JDF & Associates, LLC; Moraga Gold, LLC; and Steven Gold (collectively the "Purchasers") are offering to purchase up to 140,308 Exchange Units of limited partnership interest (the "Exchange Units") and 424,257 Preferred Units of limited partnership interest (the "Preferred Units") in Rancon Realty, L.P at a purchase price equal to:
$5.50 per Exchange Unit and $4.75 per Preferred Unit

        The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in Rancon Pacific Realty, L.P. without the usual transaction costs associated with market sales or partnership transfer fees.

         After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (the green form for Exchange Units and the pink form for Preferred Units) and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

MacKenzie Patterson, Inc.,
1640 School Street
Moraga, California 94556
Telecopy: (925) 631-9119

         If you have any questions or need assistance, please call the Depository at 800-854-8357.

               This Offer expires (unless extended) July 15, 1998